**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

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# FORM 8-K

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## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): May 19, 2005



## SIERRA HEALTH SERVICES, INC.

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(Exact name of registrant as specified in its charter)

| **Nevada** | **1-8865** | **88-0200415** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction | (Commission File Number) | (IRS Employer |
| of Incorporation) | | Identification No.) |

**2724 North Tenaya Way**
**Las Vegas, Nevada   89128**
(Address of principal executive offices including zip code)

**(702) 242-7000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 3.02 Unregistered Sales of Equity Securities**

On May 19, 2005 and May 23, 2005, Sierra Health Services, Inc., or Sierra, entered into privately negotiated transactions with two holders (each a "Holder") of Sierra's 2¼% Senior Convertible Debentures due 2023 (the "Debentures") pursuant to which the Holders converted the Debentures they owned into Sierra common stock, par value $.005 per share (the "Common Stock"), in accordance with the indenture governing the debentures.  On May 19, 2005, one Holder converted $5,000,000 aggregate principal amount of the Debentures and, upon such conversion, received (i) 273,373 shares of Common Stock and (ii) $112,500 in cash as an incentive for such conversion.   On May 23, 2005,  a second Holder converted $9,000,000 aggregate principal amount of the Debentures and, upon such conversion, received (i) 492,072 shares of Common Stock and (ii) $225,000 in cash as an incentive for such conversion.

The shares of Common Stock were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.  No commission or other remuneration was paid or given directly or indirectly for soliciting the transaction.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date:  May 23, 2005

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)